EXHIBIT 12.1

AMERICAN EXPRESS CREDIT CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Years Ended December 31,
(Dollars in millions)	June 30, 2015	2014	2013	2012	2011	2010

Earnings:
Net income	$117	$353	$446	$339	$397	$ 348
Income tax provision (benefit)	22	(35)	(96)	(51)	(48)	(24)
Interest expense including interest expense to affiliates	204	502	597	749	707	598

Total earnings	$343	$820	$947	$1,037	$1,056	$ 922

Fixed charges — Interest expense including interest expense to affiliates	$204	$502	$597	$749	$707	$ 598

Ratio of earnings to fixed charges	1.68	1.63	1.59	1.38	1.49	1.54

Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes as Credco’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income and Retained Earnings.